UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number 000-04604

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

Cincinnati Financial Corporation
6200 South Gilmore Road
Fairfield, OH 45014

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Cincinnati Financial Corporation Tax-Qualified Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

Financial statements as of and for the years ended December 31, 2015 and 2014, and supplemental schedule as of December 31, 2015.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan
(Name of Plan)

DATE: June 21, 2016	/S/ Michael J. Sewell
Michael J. Sewell, CPA
Chief Financial Officer, Senior Vice President, Treasurer and Employee Benefits Committee Chairman

Cincinnati Financial
Corporation Tax-Qualified
Savings Plan

Employer ID No: 31-0746871
Plan Number: 002
     Financial Statements as of and for the
Years Ended December 31, 2015 and 2014,
Supplemental Schedule as of December 31, 2015,
and Report of Independent Registered Public
Accounting Firm

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Cincinnati Financial Corporation:
We have audited the accompanying statements of net assets available for benefits of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
June 21, 2016

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 31,	December 31,
	2015	2014
Assets:
Participant-directed investments (at fair value)	$382,124,127	$361,666,038
Notes receivable from participants	5,233,615	4,854,814
Accrued interest and dividends receivable	211,677	201,575
Net assets available for benefits	$387,569,419	$366,722,427

Accompanying notes are an integral part of these financial statements.

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
	Years ended December 31,
	2015	2014
Additions:
Participant contributions (including rollovers of $3,548,671
and $2,277,627 in 2015 and 2014, respectively)	$27,646,296	$24,675,897
Employer contributions	11,756,813	11,165,311
Total contributions	39,403,109	35,841,208

Net (depreciation) appreciation in fair value of investments	(19,384,314)	1,156,043
Interest and dividend income	17,806,564	19,140,581
Total investment (loss) income	(1,577,750)	20,296,624
Interest income on notes receivable from participants	203,475	180,535
Total additions	38,028,834	56,318,367

Deductions:
Benefits paid to participants and other	17,092,402	11,338,322
Administrative expenses	89,440	73,396
Total deductions	17,181,842	11,411,718

Increase in net assets	20,846,992	44,906,649
Net assets available for benefits:
Beginning of year	366,722,427	321,815,778
End of year	$387,569,419	$366,722,427

Accompanying notes are an integral part of these financial statements.

Cincinnati Financial Corporation
Tax-Qualified Savings Plan

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE
YEARS ENDED DECEMBER 31, 2015 AND 2014

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Cincinnati Financial Corporation Tax-Qualified Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan open to substantially all employees of Cincinnati Financial Corporation (the Company) and its subsidiaries who meet the eligibility requirements outlined in the Plan document. The Plan commenced January 1, 1996, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan uses Fidelity Management Trust Company (Fidelity) as trustee and Fidelity Workplace Services LLC as recordkeeper.

Contributions — Participants may contribute a percentage of their pretax annual cash compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. Participants are eligible for a Company match up to the first 6 percent of eligible compensation on a per-pay-period basis; however, those participants who accrue benefits under the Cincinnati Financial Corporation Retirement Plan are not eligible for the Company match. The Company match is invested according to the participants’ investment directions. Contributions from participants and the Company are recorded each pay period for Plan participants. Eligible participants are initially enrolled in the Plan at a 3 percent contribution rate to encourage associate savings, with an automatic increase of a participant’s contribution rate by 1 percent each year to a maximum 6 percent, for these automatically enrolled participants. Unless directed otherwise, automatic enrollment participants are enrolled in the Plan's designated default investment option, Target Date Funds, which aligns nearest to the participants retirement date, assumed at age 65.

Effective January 1, 2016, the automatic enrollment was increased to 6 percent from 3 percent and the maximum automatic increase was increased to 10 percent from 6 percent. Each participant has the opportunity to elect to withdraw or change the contribution rate prior to automatic enrollment or at any time once enrolled.

The Plan includes a Roth 401(k) option for participants. This option allows participants to contribute after-tax dollars while contributions and any earnings on those contributions are tax-free upon withdrawal.

The Company may make a discretionary profit-sharing contribution to eligible participants. A participant who is not enrolled in the Company’s high-deductible group health plan is eligible for the discretionary profit-sharing contribution. The Company did not make a profit-sharing contribution during 2015 or 2014.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (Rollover). Rollovers from other qualified plans were $3,548,671 during 2015 and $2,277,627 during 2014.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, any employer matching contribution and allocations of Plan earnings and charged with withdrawals and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, which include the Company’s common stock fund, various registered investment companies and a money market fund. Participants also have the option to invest in a variety of securities through a self-directed brokerage account. The Cincinnati Financial Stock Fund (the Stock Fund) is an Employee Stock Ownership Plan (ESOP), which is primarily invested in common shares of the Company and may also hold cash or other short-term liquid investments to accommodate the ESOP’s liquidity needs. A participant may elect to receive cash dividends on Company stock outside of the Plan or leave the dividends in the Plan to be reinvested.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon and vested in any Company matching contribution and profit-sharing contribution attributed to them plus actual earnings thereon after three years of eligible service. Unvested participants who are employed by the Company become fully vested in any Company and profit-sharing contribution attributed to them upon reaching age 65 or as defined in the plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1 percent. At December 31, 2015, interest rates on participant loans ranged from 4.25% to 7.50%, with maturity dates through May 2038. Principal and interest is paid ratably through payroll deductions over a period of up to five years, except for loans used to purchase a primary residence, which are repaid via payroll deduction within a reasonable period as defined by the Plan. Principal and interest paid is credited to applicable funds in the borrower’s account. Participant loans are valued at the outstanding principal balances plus any accrued but unpaid interest. Upon participant termination or retirement, any outstanding loan balance attributed to such participant is treated as a distribution to the participant. Delinquent participant loans are recorded as a deemed distribution based on terms of the Plan document.

Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death or separation other than retirement as defined by the Plan document. The Plan also provides for hardship withdrawals to occur as outlined in the Plan document. Plan benefits may be paid in a lump sum of cash or shares of Company common stock. Stock may be paid only for the portion of interest held in the Stock Fund.

Forfeited Accounts — Forfeitures of terminated participants’ nonvested accounts may be used to restore forfeitures, pay Plan expenses and/or reduce the Company’s matching and profit-sharing contributions. Forfeiture balances were $105 and $112,531 at December 31, 2015 and 2014, respectively. Forfeitures of $321,000 and $16,357 were used to reduce the Company’s matching contribution during the years ended December 31, 2015 and 2014, respectively. Forfeiture amounts are reinvested into the Fidelity Money Market Trust Retirement Government Money Market II Portfolio Fund (Fidelity Money Market Trust Retirement Fund) until used in a way permitted by the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. The Plan’s investment in the Stock Fund is valued based on exchange-traded observable quoted market prices. The Plan’s investments in registered investment companies, or mutual funds, are valued based on the net asset value (NAV) of the shares held by the Plan, which represents the price at which market participants buy and sell shares of the mutual funds on a daily basis. Self-directed brokerage accounts allow the participant to invest in a variety of securities such as individual equities, corporate bonds, and mutual funds along with other investments as outlined in the Plan document. The fair value of these securities are valued based on quoted market prices that would most likely be the exit position. Certain securities are prohibited from purchase in the self-directed brokerage accounts. Fees paid by the participant for investment management services were included as a reduction of the return earned on each fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses — Trustee fees and other expenses of the Plan are paid jointly by the Company and the participant.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2015 and 2014.

Recent Accounting Updates — In July 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (consensuses of the Emerging Issues Task Force). Part I of the ASU designates contract value as the measurement for fully benefit-responsive contracts. Part II of the ASU eliminates the requirements to disclose individual investments which represent 5% or more of net assets available for benefits and eliminates the required disclosure of net appreciation or depreciation for investments by general type. Part II also simplifies the level of disaggregation of investments that are measured at fair value. Plans will continue to disaggregate investments that are measured at fair value by general type, however, plans are no longer required to also disaggregate investments by nature characteristics and risks. Part III establishes a practical expedient to permit plans to measure investments as of a month-end date closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month end. The ASU is effective for annual periods beginning after December 15, 2015, with early adoption permitted. The Plan early adopted this ASU retrospectively as of December 31, 2015, and removed the disclosures outlined in Part II of this ASU. Part I and Part III are not applicable to the Plan.
NOTE 3 - FAIR VALUE MEASUREMENTS

In accordance with accounting guidance for fair value measurements and disclosures, the Plan categorized its financial instruments, based on the priority of the observable and market-based data for the valuation technique used, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). When various inputs for measurement fall within different levels of the fair value hierarchy, the lowest observable input that has a significant impact on fair value measurement is used. The Plan's valuation techniques have not changed from those used at December 31, 2014. Financial instruments are categorized based upon the following characteristics or inputs to the valuation techniques:

•
Level 1 – Financial assets and liabilities for which inputs are observable and are obtained from reliable quoted prices for identical assets or liabilities in active markets. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities and funds.

•
Level 2 – Financial assets and liabilities for which values are based on quoted prices in markets that are not active or for which values are based on similar assets and liabilities that are actively traded. This also includes pricing models for which the inputs are corroborated by market data.

•
Level 3 – Financial assets and liabilities for which fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Plan bases fair value for investments in common stock on quoted market prices. Registered investment companies are primarily valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Self-directed brokerage accounts are valued based on quoted market prices which would most likely be the exit position. The methods described above may produce a fair value measurement that may not be reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables illustrate the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2015 and 2014. The Plan did not have any liabilities carried at fair value or any Level 2 or Level 3 assets at or during the years ended December 31, 2015 and 2014. The Plan’s policy is to recognize transfers between levels at the end of the reporting period. There were no transfers between levels during the years ended December 31, 2015 and 2014.

At December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$110,154,004	$—	$—	$110,154,004
Mid cap funds	41,320,013	—	—	41,320,013
Small cap funds	43,088,420	—	—	43,088,420
Balanced funds	77,193,634			77,193,634
International funds	33,415,472	—	—	33,415,472
Bond funds	30,763,270	—	—	30,763,270
Total registered investment companies	335,934,813	—	—	335,934,813
Self-directed brokerage accounts	6,455,905	—	—	6,455,905
Fidelity Money Market Trust Retirement Fund	12,503,300	—	—	12,503,300
Cincinnati Financial Stock Fund	27,230,109	—	—	27,230,109
Total	$382,124,127	$—	$—	$382,124,127

At December 31, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Registered investment companies:
Large cap funds	$105,219,255	$—	$—	$105,219,255
Mid cap funds	42,338,646	—	—	42,338,646
Small cap funds	45,011,352	—	—	45,011,352
Balanced funds	65,825,019			65,825,019
International funds	33,773,917	—	—	33,773,917
Bond funds	28,357,736	—	—	28,357,736
Total registered investment companies	320,525,925	—	—	320,525,925
Self-directed brokerage accounts	4,963,081	—	—	4,963,081
Fidelity Money Market Trust Retirement Fund	12,430,736	—	—	12,430,736
Cincinnati Financial Stock Fund	23,746,296	—	—	23,746,296
Total	$361,666,038	$—	$—	$361,666,038

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

During the years ended December 31, 2015 and 2014, certain Plan investments were shares of mutual funds managed by Fidelity. Fidelity was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 460,168 and 458,125 shares, respectively, of common stock of Cincinnati Financial Corporation, with a cost basis of $16,979,164 and $15,864,508, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from shares of Cincinnati Financial Corporation of $1,003,188 and $791,370, respectively. Cincinnati Financial Corporation is the sponsoring company and, therefore, these transactions qualify as exempt party-in-interest transactions.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, distributions and withdrawals will continue to be made in accordance with the Plan.

NOTE 6 - FEDERAL INCOME TAX STATUS

The trustee received an opinion letter from the Internal Revenue Service (IRS), dated May 29, 2012, which states the individually designed plan document satisfies the applicable provisions of the IRC. The Company believes the Plan is currently designed and operated as a tax-qualified plan in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

SUPPLEMENTAL SCHEDULE

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
	Identity of Issuer	Description of Investment	Shares	Current Value***
*	Fidelity Money Market Trust Retirement Government Money Market II Portfolio	Interest bearing cash	12,503,300	$12,503,300

*	Cincinnati Financial Corporation	Common stock	460,168	$27,228,132
	Stock Purchase Account			1,977
	Total Cincinnati Financial Stock Fund			$27,230,109

	Dodge & Cox Stock Fund	Registered investment company	216,627	$35,260,333
	T. Rowe Price Growth Stock	Registered investment company	703,207	37,734,069
	Dodge & Cox International Stock	Registered investment company	532,894	19,439,965
	Prudential Jennison Mid Cap Growth Z	Registered investment company	458,860	16,482,262
*	Fidelity Total Bond	Registered investment company	1,938,224	19,886,178
	Vanguard Mid Cap Index I	Registered investment company	517,577	17,002,404
*	Fidelity Spartan 500 Index	Registered investment company	179,351	12,877,369
	Artisan International Investor	Registered investment company	487,291	13,975,507
	T. Rowe Price New Horizons	Registered investment company	337,376	14,324,973
	Royce Premier Investment	Registered investment company	664,826	9,493,717
	AllianzGI NFJ Small Cap Value Institutional	Registered investment company	462,420	10,140,860
	Goldman Sachs Mid Cap Value Institutional	Registered investment company	235,933	7,835,347
*	Fidelity Contrafund K	Registered investment company	131,691	13,021,597
	Vanguard Small Cap Index I	Registered investment company	172,080	9,128,870
	Vanguard Total Bond Market Index I	Registered investment company	743,702	7,912,991
	T. Rowe Price Equity Income	Registered investment company	169,670	4,828,810
	FMI Large Cap	Registered investment company	345,611	6,431,826
	PIMCO Low Duration Institutional	Registered investment company	300,619	2,964,101
*	Fidelity Freedom Index 2005 W	Registered investment company	24,969	305,871
*	Fidelity Freedom Index 2010 W	Registered investment company	38,386	492,492
*	Fidelity Freedom Index 2015 W	Registered investment company	312,670	4,074,089
*	Fidelity Freedom Index 2020 W	Registered investment company	656,892	8,841,761
*	Fidelity Freedom Index 2025 W	Registered investment company	785,364	11,057,928
*	Fidelity Freedom Index 2030 W	Registered investment company	834,369	11,956,504
*	Fidelity Freedom Index 2035 W	Registered investment company	971,088	14,362,396
*	Fidelity Freedom Index 2040 W	Registered investment company	674,890	10,042,365
*	Fidelity Freedom Index 2045 W	Registered investment company	627,542	9,413,127
*	Fidelity Freedom Index 2050 W	Registered investment company	307,670	4,648,894
*	Fidelity Freedom Index 2055 W	Registered investment company	141,843	1,696,443
*	Fidelity Freedom Index 2060 W	Registered investment company	3,120	30,482
*	Fidelity Freedom Index Income W	Registered investment company	24,243	271,282
	Total registered investment company			$335,934,813

CINCINNATI FINANCIAL CORPORATION
TAX-QUALIFIED SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015
	Identity of Issuer	Description of Investment	Shares	Current Value***

	Self-directed brokerage account	Various		$6,455,905
	Total participant-directed investments			$382,124,127

*	Participant loans**			$5,233,615

*	Party-in-interest
**	The interest rates on these loans range from 4.25% to 7.50%, with maturity dates through May 2038.
***	Cost information is not required for participant-directed investments and, therefore, is not included.